Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of January 31, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	92,915,570.98	56.23	56.23	56.02	56.02
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	13,777,000
4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.44	0.44	0.43	0.43
6	Haim Ben-Dor	Ordinary Shares	74,993	0.05	0.05	0.06	0.06
7	Haim Ben-Dor	Series C Debentures	699,370.40
8	Haim Ben-Dor	Series F Debentures	1,789,009.50
9	Haim Ben-Dor	Series K Debentures	445,400
10	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09
11	Arie Mientkavich	Unregistered Options	100,000
12	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
13	Yair Orgler	Unregistered Options	12,400			0.01	0.01
14	Yair Orgler	Series C Debentures	80,000
15	Yair Orgler	Series D Debentures	300,000
16	Yair Orgler	Series F Debentures	132,540
17	Yair Orgler	Series I Debentures	80,000
18	Noga Knaz	Unregistered Options	4,800			0.00	0.00
19	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.13	0.13
20	Aharon Soffer	Unregistered Options	190,000
21	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	10, 785,780	6.53	6.53	6.49	6.49
22	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	14 ,601,794
23	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
24	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	41,570,768
25	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	147,505,176
26	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	38,493,331
27	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	78,230,902
28	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	98,342,089
29	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	81,814,651
30	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	18,288,144

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	% Voting	% Capital	% Voting
31	Gil Kotler	Ordinary Shares	10,000	0.01	0.01	0.06	0.06
32	Gil Kotler	Unregistered Options	87,500
33	Varda Zuntz	Ordinary Shares	61,037	0.04	0.04	0.07	0.07
34	Varda Zuntz	Unregistered Options	50,000
35	Eran Ballan	Ordinary Shares	632	0.00	0.00	0.04	0.04
36	Eran Ballan	Unregistered Options	65,000
37	Rami Vaisenberger	Unregistered Options	25,000			0.02	0.02
38	Ronen Geles	Unregistered Options	20,000			0.01	0.01

Changes in holdings during November of 2012

Name of the Holder: Arie Mientkavich

Holder Number: 10 (Ordinary Shares)

Type of Holder: Director

ID Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 80,681

Change in the number of securities: -25,006

Name of the Holder: Aharon Soffer

Holder Number: 20 (Unregistered Options )

Type of Holder: President

ID Number: 027943042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260520

Balance held by Holder at the end of the previous month (prior report): 380,000

Change in the number of securities: -190,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 21 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,414,926

Change in the number of securities: 370,854

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 43,327,460

Change in the number of securities: -1,756,692

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 25 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 144,987,595

Change in the number of securities: 2,517,581

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 38,535,672

Change in the number of securities: -42,341

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 77,472,582.5

Change in the number of securities: 758,319

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 97,999,670

Change in the number of securities: 342,419

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 81,447,806

Change in the number of securities: 366,845

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 10,208,451

Change in the number of securities: 8,079,693

Name of the Holder: Gil Kotler

Holder Number: 31 (Ordinary Shares)

Type of Holder: SEVP and CFO

Registration Number: 022308498

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 20,000

Change in the number of securities: -10,000

Name of the Holder: Ronen Geles

Holder Number: 38 (Unregistered Option)

Type of Holder: VP Finance

Registration Number: 037559028

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260538

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 20,000

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise